Exhibit 99.1
PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
     INDEPENDENT AUDITOR’S REPORT
AND
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

CONTENTS

PAGE
INDEPENDENT AUDITOR’S REPORT	1

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated balance sheets	2-3
Consolidated statements of income	4
Consolidated statements of stockholders’ equity	5
Consolidated statements of cash flows	6-7
Notes to consolidated financial statements	8-31

MOSS-ADAMS LLP
CERTIFIED PUBLIC ACCOUNTANTS I BUSINESS CONSULTANTS
INDEPENDENT AUDITOR’S REPORT
Board of Directors
Prime Healthcare Services, Inc., and Subsidiaries
We have audited the accompanying consolidated balance sheets of Prime Healthcare Services, Inc., and Subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of Prime Healthcare Services, Inc., and Subsidiaries’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Healthcare Services, Inc., and Subsidiaries, as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Irvine, California
April 1, 2010

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
ASSETS

	DECEMBER 31,
	2009	2008
CURRENT ASSETS
Cash and cash equivalents	$46,003,201	$42,805,635
Patient accounts receivable, net of allowance for doubtful accounts of $76,665,000 in 2009 and $65,440,000 in 2008	190,063,206	176,834,552
Related party receivables	848,105	1,012,731
Notes receivable	—	1,050,000
Estimated third-party payor settlements	6,933,628	—
Supplies inventory	5,149,389	6,076,691
Prepaid expenses and other current assets	66,882,327	36,560,544
Deposits	2,607,902	3,418,066

Total current assets	318,487,758	267,758,219

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	205,492,387	205,387,793

INVESTMENTS IN JOINT VENTURES	150,000	705,777

GOODWILL	13,707,803	13,707,803

OTHER ASSETS	5,214,170	3,921,293

	$543,052,118	$491,480,885

LIABILITIES AND STOCKHOLDERS’ EQUITY

	DECEMBER 31,
	2009	2008
CURRENT LIABILITIES
Accounts payable	$30,024,524	$34,942,071
Accrued expenses	67,914,649	74,379,591
Medical claims payable	5,394,327	4,337,241
Related party payables	50,000	638,060
Estimated third-party payor settlements	—	248,405
Current portion of capital leases	7,193,226	4,122,950
Current portion of long-term debt	40,388,724	51,024,562

Total current liabilities	150,965,450	169,692,880

LONG-TERM LIABILITIES
Sale lease-back liability	143,000,000	158,000,000
Capital leases, net of current portion	14,322,308	13,964,578
Long-term debt, net of current portion	72,207,803	65,549,351

Total long-term liabilities	229,530,111	237,513,929

STOCKHOLDERS’ EQUITY
Common stock, $0.01 par value, 3,000 shares authorized, 30 shares issued and outstanding	1	1
Additional paid in capital	2,999	2,999
Note receivable from related party	—	(3,110,975)
Retained earnings	49,980,544	10,840,152
Non-controlling interest	112,573,013	76,541,899

Total stockholders’ equity	162,556,557	84,274,076

	$543,052,118	$491,480,885

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,
	2009	2008
REVENUE
Net patient service revenue	$1,544,421,821	$1,161,588,573
Premium revenue	22,635,296	23,759,229
Other revenue	11,305,428	10,971,346

	1,578,362,545	1,196,319,148

OPERATING EXPENSES
Compensation and employee benefits	538,823,926	486,986,726
Provision for doubtful accounts	383,393,440	254,060,627
General and administrative	66,189,480	64,512,652
Supplies	132,462,044	114,605,326
Professional services	124,666,861	110,188,666
Rent and lease expense	51,911,515	42,160,222
Depreciation and amortization	25,533,556	18,425,935
Medical claims	5,612,935	4,604,555

	1,328,593,757	1,095,544,709

INCOME FROM OPERATIONS	249,768,788	100,774,439

INTEREST EXPENSE, net	(25,139,763)	(19,417,215)

LOSS FROM JOINT VENTURES	—	(119,223)

INCOME BEFORE PROVISION FOR INCOME TAXES	224,629,025	81,238,001

INCOME TAX PROVISION	3,487,151	1,286,887

INCOME BEFORE ALLOCATION TO NON-CONTROLLING INTEREST	221,141,874	79,951,114

ALLOCATION OF INCOME TO NON-CONTROLLING INTEREST	(128,098,593)	(57,138,689)

CONTROLLING INTEREST IN NET INCOME	$93,043,281	$22,812,425

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

		Common	Additional	Note Receivable	Retained	Non-controlling
	Shares	Stock	Paid in Capital	from Related Party	Earnings	Interest	Total
BALANCE, December 31, 2007	30	$1	$2,999	$(35,762,558)	$49,089,475	$41,379,196	$54,709,113
Distributions to stockholders	—	—	—	—	(61,061,748)	—	(61,061,748)
Notes receivable collected from related party	—	—	—	35,762,558	—	—	35,762,558
Notes receivable from Prime A	—	—	—	(3,110,975)	—	—	(3,110,975)
Controlling interest in net income	—	—	—	—	22,812,425	—	22,812,425
Distributions from non-controlling interest to its stockholders	—	—	—	—	—	(21,975,986)	(21,975,986)
Non-controlling interest in net income	—	—	—	—	—	57,138,689	57,138,689

BALANCE, December 31, 2008	30	1	2,999	(3,110,975)	10,840,152	76,541,899	84,274,076
Distributions to stockholders	—	—	—	—	(53,902,889)	—	(53,902,889)
Repayment of notes receivable from Prime A	—	—	—	3,110,975	—	—	3,110,975
Controlling interest in net income	—	—	—	—	93,043,281	—	93,043,281
Distributions from non-controlling interest	—	—	—	—	—	(92,067,479)	(92,067,479)
Non-controlling interest in net income	—	—	—	—	—	128,098,593	128,098,593

BALANCE, December 31, 2009	30	$1	$2,999	$—	$49,980,544	$112,573,013	$162,556,557

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Controlling interest in net income	$93,043,281	$22,812,425
Adjustments to reconcile controlling interest in net income to net cash provided by operating activities:
Depreciation and amortization	25,533,556	18,294,556
Loss (Gain) on sale of assets	22,000	(1,500)
Loss from joint venture	—	119,223
Provision for doubtful accounts	383,393,440	254,060,627
Non controlling interest in net income	128,098,593	57,138,689
Changes in assets and liabilities net of acquisitions:
Patient accounts receivable	(408,779,166)	(322,027,305)
Supplies inventory	587,579	(1,124,944)
Prepaid expenses and other assets	(32,653,674)	3,768,744
Deposits	810,164	(2,209,810)
Other assets	(1,292,877)	(3,526,073)
Due to/ from related parties	(423,434)	(9,417,835)
Accounts payable	(4,917,547)	7,045,368
Accrued expenses	(6,464,942)	24,597,631
Medical claims payable	1,057,086	(1,491,078)
Income taxes	—	(941,565)
Estimated third-party payor settlements	(7,280,299)	1,164,162
Accrued professional liability reserve	—	(45,429)

Net cash provided by operating activities	170,733,760	48,215,886

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(24,268,158)	(25,464,146)
Investment in joint venture	—	(825,000)
Cash paid for acquisitions, net of cash acquired	—	(54,225,425)
Repayments (Advances) on notes receivable	1,050,000	(1,050,000)

Net cash used in investing activities	(23,218,158)	(81,564,571)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt borrowing	—	4,043,477
(Repayments of) proceeds from sale lease-back borrowings	(15,000,000)	60,000,000
Borrowings on lines of credit	592,399,879	367,758,945
Repayments on lines of credit	(599,910,426)	(334,192,195)
Payments on long term debt	(1,982,989)	(2,820,930)
Payments on capital lease obligations	(5,901,697)	(4,070,774)
Repayments on related party notes receivable	—	35,762,558
(Repayments of) advances on related party notes receivable	3,110,975	(3,110,975)
Distribution to non-controlling interest	(92,067,479)	(21,975,986)
Distribution to stockholder	(24,966,299)	(61,061,748)

Net cash (used in) provided by financing activities	(144,318,036)	40,332,372

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,197,566	6,983,687
CASH AND CASH EQUIVALENTS, beginning of year	42,805,635	35,821,948

CASH AND CASH EQUIVALENTS, end of year	$46,003,201	$42,805,635

	YEARS ENDED DECEMBER 31,
	2009	2008

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$43,350,446	$20,233,889

Income taxes	$2,490,000	$2,265,214

SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCING ACTIVITIES

Capital lease obligations incurred for the acquisition of property and equipment	$9,329,703	$6,979,109

Note payable obligation incurred for the acquisition of property and equipment	$5,516,150	$—

Non-cash distribution of Encino Hospital Medical Center assets (Note 4)	$29,113,320	$—

See accompanying notes.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Nature of Business
Prime Healthcare Services, Inc. (the “Company” or “PHSI”) is a Delaware corporation incorporated on March 27, 2000.
The Company operates 13 acute care hospitals with 2,283 licensed beds located in various communities though out California. The Company’s operations also include four medical groups and other operations related to its hospital business. The Company operates the following acute care hospitals:

	Licensed
Hospital	Beds	Location

Desert Valley Hospital (“DVH”)	83	Victorville
Chino Valley Medical Center (“CVMC”)	126	Chino
Sherman Oaks Hospital (“SOH”)	153	Sherman Oaks
Montclair Hospital Medical Center (“MHMC”)	102	Montclair
Huntington Beach Hospital (“HBH”)	131	Huntington Beach
La Palma Intercommunity Hospital (“LPIH”)	141	La Palma
West Anaheim Medical Center (“WAMC”)	219	Anaheim
Paradise Valley Hospital (“PVH”)	301	National City
Centinela Hospital Medical Center (“CHMC”)	370	Inglewood
Garden Grove Hospital Medical Center (“GGHMC”)	167	Garden Grove
San Dimas Community Hospital (“SDCH”)	93	San Dimas
* Encino Hospital Medical Center (“EHMC”)	151	Encino
Shasta Regional Medical Center (“SRMC”)	246	Redding

*	As of December 31, 2009, Encino Hospital Medical Center was distributed by the Company, on behalf of the controlling stockholder, who contributed the operations of EHMC to Prime Healthcare Services Foundation, Inc. (“PHSF”) (Note 4).
Note 2 — Organization and Summary of Significant Accounting Policies
Basis of consolidation — The consolidated financial statements include the accounts of the Company, the hospitals as described in Note 1 and the following wholly owned subsidiaries:
Prime Healthcare Services, LLC (“PHS”)
Apple Valley Surgery Center Corporation (“AVSC”)
Bio-Med Services, Inc. (“BMI”)
Prime Healthcare Services Los Angeles, LLC (“PHS LA”)
As of and for the year ended December 31, 2009, AVSC currently does not have any operating activity.

Note 2 — Organization and Summary of Significant Accounting Policies (continued)
Basis of consolidation — The Company has a variable interest in the following entities as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) 810, for which PHSI is the primary beneficiary of these variable interest entities:
Medical groups:
Desert Valley Medical Group, Inc. (“DVMG”)
Sherman Oaks Medical Group Management, Inc. (“SOMGM”)
Paradise Valley Medical Group, Inc. (“PVMG”)
Shasta Regional Medical Group, Inc. (“SRMG”)
Other entities:
Prime Healthcare Management, Inc. (“PHMI”)
Prime Healthcare Management — Garden Grove, Inc. (“PHMGG’’)
Prime Healthcare Management — San Dimas, Inc. (“PHMSD”)
Prime Healthcare Management — Encino, Inc. (“PHME”)
Prime Healthcare Management — Shasta, Inc. (“PHMS”)
Hospital Business Service, Inc. (“HBS”)
Prime Healthcare Air Transport LLC (“PHAT”)
International Aircraft Investments LLC (“IAI”)
The equity of the variable interest entities have been reflected as a non-controlling interest as of December 31, 2009 and 2008. The consolidation of these entities does not change any legal ownership, and does not change the assets or the liabilities and equity of PHSI as a stand-alone entity. Total assets of these variable interest entities were $122,000,000 and $87,000,000 as of December 31, 2009 and 2008, respectively. These entities provide management services for the Company, as well as providing health care services through the medical groups for which total revenues were $20,000,000 and $22,000,000 for the years ended December 31, 2009 and 2008, respectively. All intercompany accounts and transactions have been eliminated upon consolidation.
Net patient service revenue — Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. In some cases, reimbursement is based on formulas which cannot be determined until cost reports are filed and audited or otherwise settled by the various programs. Normal estimation differences between actual payments received for patient services and net patient accounts receivable recorded in previous years resulted in an increase in net patient service revenue of approximately $4,155,000 and $7,588,000 in the years ended December 31, 2009 and 2008, respectively.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Organization and Summary of Significant Accounting Policies (continued)
Premium revenue and medical claims expense — The Company has agreements with various Health Maintenance Organizations (“HMO”) to provide medical services to enrollees. Under these agreements, the Company receives monthly capitation revenue based on the number of each HMO’s enrollees, regardless of services actually performed by the Company. Premium revenue under HMO contracts is recognized during the period in which the Company is obligated to provide services. Certain of the HMO contracts also contain shared-risk provisions whereby the Company can earn additional incentive revenue or incur penalties based upon the utilization of inpatient hospital services by assigned HMO enrollees. The Company records shared-risk revenue and expenses based upon inpatient utilization on an estimated basis. Differences between estimated shared-risk revenue or expenses and actual amounts are recorded upon final settlement with each HMO. Amounts due to unaffiliated health care providers for out of network claims are recognized as incurred. The amounts recorded are based upon projections of historical developments. Such projections are adjusted and estimates changed when developments of claims information warrant. There was no significant impact to the 2009 and 2008 operating results due to changes in this estimate.
Supplies inventory — Supplies inventory is stated at cost, determined by the average cost method, which is not in excess of market.
Property and equipment — Property and equipment is stated at cost, net of depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from three to forty years. Amortization of leasehold improvements is computed over the lesser of the lease term and the estimated useful lives of the assets and is included in depreciation and amortization expense.
Asset retirement obligations — The Company recognizes the fair value of a liability for legal obligations associated with asset retirements in the period in which it is incurred if a reasonable estimate of the fair value of the obligation can be made. When the liability is initially recorded, the Company capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost associated with the retirement obligation is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to settle the asset retirement obligation and the liability recorded is recognized as a gain or loss in the Consolidated Statements of Income.
Use of estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 — Organization and Summary of Significant Accounting Policies (continued)
Income taxes — PHSI, DVH, AVSC, CVMC, and BMI are Sub chapter S Corporations. In addition, DVH, AVSC, CVMC and BMI are qualified Q subs of PHSI and are included in the PHSI S corporation income tax return for the years ended December 31, 2009 and 2008. In lieu of corporate income taxes, the stockholders of PHSI will be taxed on their proportionate share of PHSI’s net income as defined by the Internal Revenue Code. HBH, LPIH, WAMC, MHMC, PHS, SOH, PVH, CHMC, GGHMC, SDCH, EHMC, SRMC and PHS LA are single member LLCs. Their taxable income and loss is included in the PHSI S corporation income tax return for the years ended December 31, 2009 and 2008. PHSI is subject to state franchise taxes and limited liability company fees. PHSI disburses funds necessary to satisfy the stockholders’ income tax liabilities.
The following non-controlling entities, DVMG, PHMI, SOMGM, CVMG, PVMG, HBS, PHMGG, PHMSD, PHME, SRMG and PHMS have elected to be taxed under the provision of subchapter S of the Internal Revenue Code and state law. Under these provisions, the entities do not pay corporate income taxes on their taxable income. However, the entities are subject to California franchise taxes. In addition, the stockholders’ of the entities are liable for individual federal and state income taxes on taxable income. The Company disburses funds necessary to satisfy the stockholders’ tax liability.
Cash and cash equivalents — The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.
Goodwill — Management evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of the reporting units are estimated using a combination of the income or discounted cash flow approach and market approach, which uses comparable data. If the carrying amount of the reporting unit exceeds fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.
For the years ended December 31, 2009 and 2008, the management of the Company determined that an impairment did not exist. However, if estimates or the related assumptions change in the future, the Company may be required to record impairment charges to reduce the carrying amount of this asset.
Fair value of financial instruments — The Company’s consolidated balance sheets include the following financial instruments: cash and cash equivalents, patient accounts receivable, notes receivable, accounts payable and accrued liabilities, and long-term liabilities. The Company considers the carrying amounts of current assets and liabilities in the consolidated balance sheets to approximate the fair value of these financial instruments and their expected realization. The carrying amount of notes receivable and long-term debt approximated their fair value, based on current market rates of instruments of the same risks and maturities.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 — Organization and Summary of Significant Accounting Policies (continued)
Recently Issued Accounting Standards:
Fair value accounting — On January 1, 2008, the Company adopted changes issued by the FASB to fair value accounting and reporting as it relates to financial assets and financial liabilities that are recognized or disclosed at fair value in the financial statements on at least an annual basis. These changes defined fair value, established a framework for measuring fair value in generally accepted accounting principles and expanded disclosures about fair value measurements. Accordingly, these changes were not initially applied to goodwill and other intangible assets held by the Company and measured annually for impairment testing purposes only. On January 1, 2009, the Company adopted the remaining changes in this area as they relate to non — financial assets, such as goodwill, and non-financial liabilities. The adoption of these changes did not have a material effect on the Company’s consolidated financial statements or notes thereto.
FASB Codification — On September 30, 2009, the Company adopted changes issued by the FASB to the authoritative hierarchy of accounting principles generally accepted in the United States of America (“GAAP”). These changes establish the FASB Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s financial statements.
Subsequent events — In 2009, the Company adopted changes issued by the FASB for subsequent events. These changes set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occur after the balance sheet date. The adoption of these changes did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
Uncertain tax positions — Effective January 1, 2009, the Company adopted FASB Accounting Standards Codification (ASC) 740-10, relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is no longer subject to U.S. federal or California and local income tax examinations by tax authorities for years before 2005.

Note 2 — Organization and Summary of Significant Accounting Policies (continued)
Consolidation of variable interest entities — In June 2009, the FASB issued ASC 810 which contains literature intended to replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The revised approach is expected to be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The literature also requires additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. This guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, or January 1, 2010 for the Company.
Reclassification — Certain prior year amounts were reclassified to conform to the current year presentation.
Subsequent events — Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the consolidated financial statements. The Company’s consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before consolidated financial statements are available to be issued. The Company has evaluated subsequent events through April 1, 2010, which is the date the consolidated financial statements were available to be issued.
Note 3 — Net Patient Service Revenue
The Company has arrangements with third-party payors that provide for payments to the Company at amounts different from its established rates. A summary of the payment arrangements with major third-party payors are as follows:
Medicare — Inpatient acute-care services rendered to Medicare program beneficiaries are paid at prospectively determined rates per discharge. These rates vary according to a patient classification system that is based on clinical, diagnostic, and other factors. Medicare reimburses the Company for covered outpatient services rendered to Medicare beneficiaries by way of an outpatient prospective payment system based on ambulatory payment classifications. The Company’s classification of patients under the Medicare program and the appropriateness of their admissions are subject to an independent review.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3 — Net Patient Service Revenue (continued)
Inpatient non-acute services, certain outpatient services, medical education costs, and defined capital costs related to Medicare beneficiaries are paid based, in part, on a cost reimbursement methodology. The Company is reimbursed for cost reimbursable items at a tentative rate with final settlement determined after submission of annual cost reports and audits thereof by the Medicare fiscal intermediary. The estimated amounts due to or from the program are reviewed and adjusted annually based on the status of such audits and any subsequent appeals. Differences between final settlements and amounts accrued in previous years are reported as adjustments to net patient service revenue in the year examination is substantially completed. These differences increased net patient service revenue by approximately $4,155,000 and $7,142,000 for the years ended December 31, 2009 and 2008, respectively. The Company does not believe that there are significant credit risks associated with this government agency.
Medi-Cal - Inpatient services rendered to Medi-Cal program beneficiaries are reimbursed under both contracted and non-contracted payment arrangements. Contracted hospitals are reimbursed at a prospectively determined negotiated per diem rate. Non-contracted hospitals are reimbursed using a cost reimbursement methodology. Interim payments are based on a cost to charge ratio with final settlement determined after submission of annual cost reports and audits thereof by the Department of Health Care Services (“DHCS”). The estimated amounts due to or from DHCS are reviewed and adjusted annually based on the status of such audits and any subsequent appeals. Differences between final settlements and amounts accrued in previous years are reported as adjustments to net patient service revenue in the year examination is substantially complete.
Other - The Company has also entered into agreements with certain commercial insurance carriers, health maintenance organizations, and preferred provider organizations. The basis for payment to the Company under these agreements includes prospectively determined rates per discharge, discounts from established charges and prospectively determined daily rates.
Laws and regulations governing the third party payor arrangements are extremely complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term.
Note 4 — Acquisitions/Dispositions
During 2009 and 2008, the Company entered into the following acquisitions and dispositions. All acquisitions have been accounted for using the purchase method of accounting. Operating results for each of the acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition. Operating results for the disposition has been included in the accompanying consolidated financial statements through the date of disposition.

Note 4 — Acquisitions/Dispositions (continued)
Effective December 31, 2009, the Company distributed the operations and assets of EHMC to Prime Healthcare Services Foundation, Inc. on behalf of its controlling stockholder. The following table summarizes the components of assets distributed:

Cash and cash equivalents	$3,205,015
Patient accounts receivable, net of allowance	12,157,072
Supplies inventory	339,723
Prepaid expenses and other current assets	2,331,891
Property and equipment	14,009,638
Estimated third-party payor settlements	274,996

$32,318,335

In conjunction with the contribution of EHMC, all capital lease liabilities were assumed by PHSI.
On July 1, 2008, the Company entered into an asset purchase agreement with Tenet Health System Medical, Inc. (“Tenet”). Pursuant to the agreement the Company acquired the operating assets and assumed certain current liabilities of GGHMC and related equipment from Tenet. The purchase price of $29,052,227 consisted primarily of cash.
The following table presents the allocation of the aggregate purchase price:

Allocation at
July 1, 2008

Prepaids and other current assets	$325,897
Supplies inventory	403,432
Land	6,406,010
Building and land improvements	17,838,745
Equipment	4,517,923
Accrued liabilities	(439,780)

Net cash consideration	$29,052,227

On July 1, 2008, the Company entered into an asset purchase agreement with Tenet. Pursuant to the agreement the Company acquired the operating assets and assumed certain current liabilities of SDCH and related equipment from Tenet. The purchase price of $13,276,776 consisted primarily of cash.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4 — Acquisitions/Dispositions (continued)
     The following table presents the allocation of the aggregate purchase price:

Allocation at
July 1, 2008
Prepaids and other current assets	$70,142
Supplies inventory	375,743
Land	4,696,558
Building and land improvements	4,393,217
Equipment	4,471,668
Accrued liabilities	(730,552)

Net cash consideration	$13,276,776

On June 1, 2008, the Company entered into an asset purchase agreement with Tenet Health System Medical, Inc. Pursuant to the agreement the Company acquired the operating assets and assumed certain current liabilities of EHMC and related equipment from Amisub. The purchase price of $11,896,422 consisted primarily of cash.
The following table presents the allocation of the aggregate purchase price:

Allocation at
June 1, 2008
Prepaids and other current assets	$206,547
Supplies inventory	253,000
Land	3,769,354
Building and land improvements	6,069,069
Equipment	2,408,577
Accrued liabilities	(810,125)

Net cash consideration	$11,896,422

Note 5 — New Operations
On November 1, 2008 the Company entered in a long-term operating lease with owners of a hospital and other related real estate located in Redding, CA (see Note 11). As part of this transaction, the Company began managing SRMC operations on November 1, 2008. In conjunction with its operation of SRMC, the Company entered into negotiations with the previous lessee/operator, and subsequently the bankruptcy trustee for the previous lessee/operator after an involuntary bankruptcy petition was filed against the previous lessee/operator to acquire certain operating assets. These assets consisted primarily of inventory and equipment necessary to ensure continued operations of the hospital. Amounts related to inventory acquired approximated $290,000. Negotiations for final settlement of the equipment was completed in May 2009 and was purchased for $625,000.
Note 6 — Concentration of Credit Risk
Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Company maintains cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, may exceed the $250,000 federally insured limit. Management monitors the financial condition of these institutions on an ongoing basis and does not believe any significant credit risk exists at the present time.
Patient accounts receivable at December 31, 2009 and 2008 are comprised of the following: government programs, primarily Medicare 26% and 27%, respectively, Medi-Cal 41% and 35%, respectively, healthcare maintenance and preferred provider organizations (managed care programs) 14% and 9%, respectively, and private pay and commercial insurance patients 19% and 29%, respectively. Management believes there is no credit risks associated with receivables from government programs. Receivables from managed care programs and others are from various payors who are subject to differing economic conditions and do not represent concentrated risks to the Company. Management continually monitors and adjusts the reserves associated with receivables, and does not require collateral. Losses due to bad debts have been within management’s estimates.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7 — Property and Equipment
Property and equipment consist of the following at December 31:

	2009	2008

Land	$38,412,568	$42,275,328
Buildings	61,101,680	71,830,543
Building improvements	18,523,416	11,075,807
Equipment	138,796,293	117,992,936
Automobiles and aircraft	9,134,900	3,524,198
Construction in progress (estimated cost to complete at December 31, 2009 is approximately $1,974,000)	8,755,354	3,776,686

	274,724,211	250,475,498

Accumulated depreciation and amortization	(69,231,824)	(45,087,705)

	$205,492,387	$205,387,793

Gross property and equipment includes approximately $37,610,000 and $29,258,000 of equipment under capital lease arrangements as of December 31, 2009 and 2008, respectively. Related accumulated amortization totaled approximately $17,591,000 and $10,070,000 as of December 31, 2009 and 2008, respectively.

Note 8 — Long-Term Debt
Long-term debt consists of the following as of December 31:

	2009	2008
Line of credit with City National Bank, secured by accounts receivable of DVH, interest payable monthly at an annual rate of prime (3.5% at December 31, 2009), due September 1, 2010.	$4,000,000	$7,000,000
Term loans with GE Commercial Finance, secured by various equipment of DVH, payable in monthly installments ranging from approximately $7,000 to $60,000 including interest at fixed interest rates ranging from 6.59% to 7.43% per annum, maturing in 2010.	1,080,604	2,827,472
Term loan with Siemens Financial Services, secured by certain equipment of PHAT, payable in monthly installments of approximately $75,000 including interest at a fixed rate of 6.77% per annum, maturing in 2017.	5,385,038	—
Term loan with City National Bank, secured by equipment of CVMC, interest payable monthly at an annual rate of prime (3.25% at December 31, 2009), principal payable in monthly payments of $116,667, maturing on August 1, 2011.	2,293,442	3,287,663
Bank note payable, secured by certain real estate of DVMG, bearing interest at 5.75% per annum, payable in monthly payments of $1,258, maturing in August 2024.	142,541	148,913
Note payable with City National Bank, secured by equipment of SOH, bearing interest at an annual rate of Prime (3.25% at December 31, 2009), principal payable in monthly payment of $63,837, maturing September 1, 2012.	2,106,603	2,872,642
Note payable with Medical Properties Trust secured by certain equipment and purchase options of SOH, bearing a fixed interest rate of 11.64% per annum as of December 31, 2009. Interest only payments due monthly, principal balance due at maturity on December 30, 2020.	5,000,000	5,000,000

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8 — Long-Term Debt (continued)

	2009	2008
Note payable with Medical Properties Trust secured by certain equipment of MHMC and bearing a fixed interest rate of 10.53% per annum. Interest only payments due monthly, principal balance due at maturity on August 9, 2021.	$5,000,000	$5,000,000
Note payable with Medical Properties Trust secured by certain equipment and purchase options of HBH, LPIH, and WAMC, bearing a fixed interest rate of 10.27% per annum as of December 31, 2009. Interest only payments due monthly, principal balance due at maturity on November 8, 2021.	10,000,000	10,000,000
Line of credit with Medical Properties Trust secured by certain equipment and purchase options of SRMC, interest payable monthly at an annual rate of 9.25% as of December 31, 2009, maturing on November 1, 2018.	20,000,000	15,000,000
Note payable with Medical Properties Trust secured by certain property and equipment and lease deposits of PVH, bearing a fixed interest rate of 9.59% per annum as of December 31, 2009. Interest only payments due monthly, principal balance due at matuity on May 6, 2022.	25,000,000	25,000,000
Line of credit with Healthcare Finance Group (“HFG”), secured by accounts receivable of HBH, LPIH and WAMC, interest payable monthly at an annual rate of the greater of 2.75% or LIBOR + 3.50% (5.5% at December 31, 2009), maturing in November 2012. Under the terms of the agreements, the respective hospitals are required to maintain financial and non-financial covenants. At December 31, 2009, approximately $4,665,000, $3,663,000, $6,366,000, respectively, and was available under this line.	12,145,429	8,249,884

Note 8 — Long-Term Debt (continued)

	2009	2008
Line of credit with HFG, secured by accounts receivable and inventory of SOH, interest payable monthly at an annual rate of the greater for 2.75% or LIBOR + 3.00% (5.75% at December 31, 2009), maturing in February 2013. SOH is required to maintain certain financial and non-financial covenants at year end. At December 31, 2009, approximately $6,204,000 was available under this line.	$5,087,016	$4,015,691
Line of credit with HFG, secured by accounts receivable and inventory of CHMC, interest payable monthly at an annual rate of the greater of 2.75% or LIBOR + 3.00% (5.75% at December 31, 2009), maturing in December 2011. CHMC is required to maintain certain financial and non-financial covenants at year end. At December 31, 2009, approximately $20,465,000 was available under this line.	4,580,801	15,231,033
Line of credit with HFG, secured by accounts receivable and inventory of CVMC, interest payable monthly at an annual rate of the greater of 2.75% or LIBOR + 2.50% (5.25% at December 31, 2009), maturing in September 2011. CVMC is required to maintain certain financial and non-financial covenants at year end. At December 31, 2009, approximately $6,617,000 was available under this line.	2,243,899	6,263,196
Line of credit with HFG, secured by accounts receivable and inventory of PVH, interest payable monthly at an annual rate of the greater of 2.75% or LIBOR + 2.50% (5.25% at December 31, 2009), maturing in December 2010. PVH is required to maintain certain financial and non-financial covenants at year end. At December 31, 2009, approximately $6,671,000 was available under this line.	8,531,154	6,677,419

	112,596,527	116,573,913

Less current portion	(40,388,724)	(51,024,562)

	$72,207,803	$65,549,351

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8 — Long-Term Debt (continued)
Aggregate annual principal maturities of long-term debt for the five years subsequent to December 31, 2009 and thereafter, are as follows:

Years ending December 31,

2009	$40,388,724
2010	2,249,853
2011	1,208,191
2012	677,828
2013	725,072
Thereafter	67,346,859

$112,596,527

The revolving loan agreements contain lockbox requirements and subjective acceleration clauses, therefore all amounts have been classified as current within the liabilities section of the balance sheet. The Company has other financial covenants with its other lenders.
Note 9 — Sales Lease-Back Liability
In May 2007, in connection with the acquisition of certain assets of Adventist, PVH sold the real estate and related hospital building acquired from Adventist to a health care real estate investment trust (“the REIT”). As part of the sale, PVH leased back the real estate and hospital building (“leased property”) in a lease agreement which expires in May 2022. PVH has an option to extend the term of the lease for three additional five year periods. After ten years or at the end of the lease term PVH has the option to purchase the leased property for $23,000,000. If at the end of the lease term, including renewal terms, PVH does not exercise its option to purchase the leased property, PVH must pay the lessor a lease make up payment equal to the difference between the then fair market value of the leased property and $23,000,000. Due to the guarantee included in the lease, this transaction was recognized as a finance obligation. The proceeds of $23,000,000 were recorded as a sales lease-back liability on the consolidated balance sheets. The lease provides for a monthly base rent of $173,000 for the leased property, which is adjusted annually based on the change in the consumer price index.

Note 9 — Sales Lease-Back Liability (continued)
In November 2007, in connection with the acquisition of certain assets of CFHS, CHMC sold the real estate and related hospital building acquired from CFHS to the REIT. As part of the sale, CHMC leased back the real estate and hospital building (“leased property”) in a lease agreement which expires in November 2022. CHMC has an option to extend the term of the lease for three additional five year periods. After ten years or at the end of the lease term CHMC has the option to purchase the leased property for $75,000,000. If at the end of the lease term, including renewal terms, CHMC does not exercise its option to purchase the leased property, CHMC must pay the lessor a lease make up payment equal to the difference between the then fair market value of the leased property and $75,000,000. Due to the guarantee included in the lease, this transaction was recognized as a finance obligation. The proceeds of $75,000,000 were recorded as a sales lease-back liability on the consolidated balance sheet. The lease provides for a monthly base rent of $563,000 for the leased property, which is adjusted annually based on the change in the consumer price index.
In July 2008, in connection with the acquisition of certain assets of Tenet (see Note 4), EHMC sold the real estate and related hospital and medical office buildings acquired from Amisub to the REIT. As part of the sale, EHMC leased back the real estate and hospital building (“leased property”) in a lease agreement which expires in July 2018. EHMC has an option to extend the term of the lease for three additional five year periods. After ten years or at the end of the lease term EHMC has the option to purchase the leased property for $15,000,000. If at the end of the lease term, including renewal terms, EHMC does not exercise its option to purchase the leased property, EHMC must pay to the lessor a lease make up payment equal to the difference between the then fair market value of the leased property and $15,000,000. Due to the guarantee included in the lease, this transaction was recognized as a finance obligation. The proceeds of $15,000,000 were recorded as a sales lease-back liability on the consolidated balance sheet. The lease provides for a monthly base rent of $131,000 for the leased property, which is adjusted annually based on the change in the consumer price index. This sales lease-back liability was paid in 2009, and effective December 31, 2009 EHMC was contributed to Prime Healthcare Services Foundation, Inc. (Note 4).

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9 — Sales Lease-Back Liability (continued)
In November 2008, in connection with the acquisition of certain assets of Tenet (see Note 4), SDCH sold the real estate and related hospital and medical office buildings acquired from Tenet to the REIT. As part of the sale, SDCH leased back the hospital and related land as well as the medical office buildings and the related land (“leased property”) which expires in November 2018. SDCH has options to extend the terms of the leases for three additional five year periods. After ten years or at the end of the lease term SDCH has the option to purchase the leased property for $13,000,000 for the hospital and related land and $7,000,000 for the medical office buildings and related land. If at the end of the lease term, including renewal terms, SDCH does not exercise its option to purchase the leased property, SDCH must pay to the lessor a lease make up payment equal to the difference between the then fair market value of the leased property and $13,000,000 and $7,000,000, for the hospital and medical office buildings, respectively. Due to the guarantee included in the lease, this transaction was recognized as a finance obligation. The proceeds of $13,000,000 and $7,000,000 were recorded as sale leaseback liabilities on the consolidated balance sheet. The lease provides for a monthly base rent of $114,000 and $61,000 for the hospital and related land and the medical office buildings and the related land, respectively, which is adjusted annually based on the change in the consumer price index.
In November 2008 in connection with the acquisition of certain assets of Tenet (see Note 4) GGHMC sold the real estate and related hospital and medical office buildings acquired from Tenet to the REIT. As part of the sale, GGHMC leased back the hospital and related land as well as the medical office building and the related land (“leased property”) in a lease agreement which expires in November 2018. GGHMC has options to extend the terms of the leases for three additional five year periods. After ten years or at the end of the lease term GGHMC has the option to purchase the leased property for $16,250,000 for the hospital and related land and $8,750,000 for the medical office buildings and related land. If at the end of the lease term, including renewal terms, GGHMC does not exercise its option to purchase the leased property, GGHMC must pay to the lessor a lease make up payment equal to the difference between the then fair market value of the leased property and $16,250,000 and $8,750,000, respectively. Due to the guarantee included in the lease, this transaction was recognized as a finance obligation. The proceeds of $16,250,000 and $8,750,000 were recorded as sale lease-back liabilities on the consolidated balance sheet. The lease provides for a monthly base rent of $142,000 and $77,000 for the hospital and related land and the medical office building and the related land, respectively, which is adjusted annually based on the change in the consumer price index.

Note 9 — Sales Lease-Back Liability (continued)
The Company’s sales lease back liabilities consist of the following:

	December 31,
Hospital	2009	2008

Paradise Valley Hospital (PVH)	$23,000,000	$23,000,000
Centinela Hospital Medical Center (CHMC)	75,000,000	75,000,000
Encino Hospital Medical Center (EHMC)	—	15,000,000
San Dimas Community Hospital (SDCH)	13,000,000	13,000,000
San Dimas Medical Office Building (SDCH)	7,000,000	7,000,000
Garden Grove Hospital Medical Center (GGHMC)	16,250,000	16,250,000
Garden Grove Medical Office Building (GGHMC)	8,750,000	8,750,000

	$143,000,000	$158,000,000

Note 10 —	Professional Liability, Workers’ Compensation, Healthcare and Earthquake Insurance
The Company through Desert Valley Insurance, LTD. (“DVIL”) and the Hartford Insurance Company provides professional liability, workers’ compensation, healthcare and earthquake insurance coverage. DVIL is affiliated with the Company through common ownership. Under the terms of the agreement DVIL is obligated to insure each workers’ compensation claim up to a maximum of $1,000,000 per claim. Losses in excess of $1,000,000 per claim are insured by the Hartford Insurance Company.
The Company also entered into an agreement with DVIL to provide medical malpractice liability insurance on a claims-made basis. Under this policy, insurance premiums cover only those claims actually reported during the policy term. Should the claims made policy not be renewed or replaced with equivalent insurance, claims related to occurrences during the policy term but reported subsequent to the policy’s termination may be uninsured. Under the current policy the Company is covered up to a $1,000,000 per claim and $3,000,000 general aggregate limit with no amount deductible. Excess losses up to an additional $7,000,000 will be insured by AIG Insurance Company. The Company renewed its claims made policy with DVIL for the next policy year ending December 31, 2010, under which the Company will be covered up to a $3,000,000 per claim and $10,000,000 general aggregate limit with no amount deductible.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10 — Professional Liability, and Workers’ Compensation, Healthcare and Earthquake Insurance (continued)
The Company also entered into an agreement with DVIL to provide earthquake and flood insurance. Under this policy insurance premiums cover only those claims which occurred during the policy term. Should the claims made policy not be renewed, or replaced with equivalent insurance, claims related to occurrences during the policy term but reported subsequent to the policy’s termination may be uninsured under the current policy. The company is covered up to $30,000,000 per occurrence and in the aggregate. The company renewed its policy through June 2010.
The Company also entered into a self-insured medical insurance policy with DVIL for healthcare coverage for employees. The policy term is through December 2010.
Accounting principles generally accepted in the United States of America require that a health care facility recognize the estimated costs of malpractice claims in the period of the incident of malpractice, if it is reasonably possible that liabilities may be incurred and losses can be reasonably estimated. The Company recognized an estimated liability based upon its claims experience to cover the Company’s potential exposure to incurred but unreported claims. The claim reserve is based on the best data available to the Company; however, the estimate is subject to a significant degree of inherent variability. The estimate is continually monitored and reviewed, and as the reserve is adjusted, the difference is reflected in current operations. While the ultimate amount of professional liability is dependent on future developments, management is of the opinion that the associated liabilities recognized in the accompanying consolidated financial statements is adequate to cover such claims. Management is aware of no potential professional liability claims whose settlement, if any, would have a material adverse effect on the Company’s consolidated financial position.
The company has evaluated whether they are required to consolidate DVIL in accordance with ASC 810 as of December 31, 2009 and has determined that DVIL is a variable interest entity. The Company has also determined that it is not the primary beneficiary of DVIL. The Company is not exposed to the risk that it may be required to subsidize the losses, if any of DVIL. DVIL provides workers compensation, hospital/medical professional and general liability insurance. DVIL had total assets of approximately $95,000,000 and $92,000,000 as of December 31, 2009 and 2008, respectively.
Note 11 — Leases
The Company leases certain equipment under various non-cancelable operating and capital lease arrangements. Capital leases bear interest at rates ranging from 4.0% - 8.2%.
On February 12, 2007, the Company entered into a lease agreement with Prime A Investment LLC (“Prime A”), a related party under common ownership, to lease the DVH hospital building and land. The initial lease term is 180 months (15 years). The lease provides for a monthly base rent of $525,000, which is adjusted annually based on the greater of 2% or the consumer price index.

Note 11 — Leases (continued)
On March 1, 2007, the Company entered into a lease agreement with Prime A to lease the CVMC hospital building and land. The initial lease term is 180 months (15 years). The lease provided for a initial monthly base rent of $375,000, which is adjusted annually based on the greater of 2% or the consumer price index. On January 1, 2009, the lease was amended to include an additional $300,000 per month in base rent.
In addition to the hospitals owned through the sales leaseback transactions described in Note 9, and the related party leases for the DVH and CVMC hospital buildings, the Company also leases the hospital properties and related other medical office buildings for MHMC, HBH, LPIH, WAMC, SRMC from the REIT. The significant terms of the leases are as follows:
The MHMC facility lease expires in July 2021. The lease provides for monthly rent payments of approximately $163,000 at inception, which is adjusted annually based on the consumer price index.
The HBH facility lease expires in November 2021. The lease provides for monthly rent payments of approximately $99,000 at inception, which is adjusted annually based on the consumer price index.
The LPIH facility lease expires in November 2021. The lease provides for monthly rent payments of approximately $99,000 at inception, which is adjusted annually based on the consumer price index.
The WAMC facility lease expires in November 2021. The lease provides for monthly rent payments of approximately $198,000 at inception, which is adjusted annually based on the consumer price index.
The SRMC facilities lease expires in November 2017. The lease provides for no rent for the first six months of the lease and monthly rent payments thereafter of approximately $486,000, which is adjusted annually based on the consumer price index. In addition, the lease requires additional rent of $12,000,000 to be paid in quarterly installments based on SRMC quarterly operating cash flow as defined in the lease. Any unpaid amounts relating to the additional rent are due and payable at the lease termination date.
Lease expense, consisting primarily of building rent and equipment leases, amounted to approximately $52,456,000 and $39,361,000 for the years ended December 31, 2009 and 2008 respectively.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 — Leases (continued)
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 2009 are:

		Operating
	Capital	Lease
Years ending December 31,	Leases	Commitments

2010	$8,502,725	$41,585,506
2011	8,422,261	40,158,503
2012	6,119,865	39,939,666
2013	719,456	37,459,321
2014	—	37,715,468
Thereafter	—	223,405,794

Total minimum lease payments	23,764,307	$420,264,258

Less amounts representing interest	(2,248,773)

	21,515,534

Less current portion	(7,193,226)

	$14,322,308

Note 12 — Related Party Transactions
Notes receivable from related parties as of December 31:

	2009	2008

Short term unsecured advances to employees, non interest bearing, due on demand.	$129,042	$99,147
Receivable from DVIL, related to expenses incurred in excess of deductibles.	719,063	900,248
Notes receivable from Prime A, unsecured, non interest bearing, due on demand.	—	3,110,975
Various	—	13,336
Less: notes receivable from Prime A classified as contra-equity.	—	(3,110,975)

	$848,105	$1,012,731

Notes payable to related parties as of December 31:
Notes payable to DVIL, unsecured, non interest bearing, payable on demand.	$—	$628,393
Various	50,000	9,667

	$50,000	$638,060

During 2008, the Company discontinued using the services of Action Collection, a related party collection agency to collect delinquent patient accounts receivable. For the year ended December 31, 2008, agency fees paid to the related party totaled $512,752.

PRIME HEALTHCARE SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 12 — Related Party Transactions (continued)
The Company entered into agreements with DVIL to provide workers’ compensation and earthquake insurance coverage and commercial malpractice liability insurance on a claims-made basis (see Note 10). Effective January 1, 2010 the Company entered into an agreement with DVIL to provide healthcare insurance for employees. Insurance premiums paid to DVIL totaled $53,998,000 and $35,105,000 for the years ended December 31, 2009 and 2008, respectively. The Company gets reimbursed from DVIL for workers’ compensation insurance deductibles paid on behalf of DVIL. As of December 31, 2009, the Company has recorded a prepaid insurance expense of approximately $18,556,000 related to workers’ compensation and malpractice, and approximately $35,538,000 for healthcare coverage being provided by DVIL in future years.
The Company leases certain office buildings and parking facilities from Prime A (Note 11). The leases are for five year terms. Rent expense incurred under these leases was $5,463,990 and $4,228,832 for the years ended December 31, 2009 and 2008, respectively.
During 2007, the Company entered into agreements with Prime A to lease the hospital buildings and land at DVH and CVMC. The leases are for 15 year terms (Note 11). Rent payments made under these leases totaled approximately $9,874,000 for the years ended December 31, 2009 and 2008.
During 2007, the Company advanced $35,762,558 to Prime A. The advances were unsecured, due on demand and bear no interest. For financial reporting purposes the advances were being reflected as a reduction in stockholders’ equity. These advances were paid back to the Company as of December 31, 2008.
Note 13 — Retirement Savings Plan
The Company has a defined contribution pension plan covering substantially all of its employees. The Company’s contribution to the plan is at the Company’s discretion but limited to the maximum amount deductible for federal income tax purposes under the applicable Internal Revenue Code. During the years ended December 31, 2009 and 2008, the Company made contributions of $3,918,323 and $2,985,245, respectively, to the plan.

Note 14 — Contingencies
The Company is aware of certain asserted and unasserted legal claims arising in the normal course of business. While the outcome cannot be determined at this time, it is management’s opinion that the liability, if any, from these actions will not have a material adverse effect on the Company’s financial position.
The health care industry is subject to numerous laws and regulations of federal, state, and local governments. Compliance with such laws and regulations can be subject to future government review and interpretation, as well as regulatory actions unknown or unasserted at this time. These laws and regulations include, but are not limited to, accreditation, licensure, and government health care program participation requirements, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by health care providers. Violations of these laws and regulations could result in exclusion from government health care program participation, together with the imposition of significant fines and penalties, as well as significant repayment for past reimbursement for patient services received. While the Company is subject to similar regulatory review, there are no reviews currently underway and management believes that the outcome of any potential regulatory review will not have a material adverse effect on the Company’s financial position.
Management believes that the Company is in compliance with government laws and regulations related to fraud and abuse and other applicable areas. While no material regulatory inquiries have been made, compliance with such laws and regulations can be subject to future governmental review and interpretation, as well as regulatory actions unknown or unasserted at this time.
Note 15 — Legislation
The Health Insurance Portability and Accountability Act (HIPAA) was enacted on August 21, 1996, to assure health insurance portability, reduce health care fraud and abuse, guarantee security and privacy of health information and enforce standards for health information. Organizations were required to be in compliance with certain HIPAA privacy provisions beginning April 2003. Organizations are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. Management believes that the Company is in compliance with HIPAA.